SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008	Commission File Number: 000-30816

AURORA PLATINUM EXPLORATION INC.
(formerly Aurora Metals (BVI) Limited)

(Name of registrant)

Suite 2600, Three Bentall Centre
P.O. Box 49314, 595 Burrard Street
Vancouver, BC  Canada V7X 1L3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA PLATINUM EXPLORATION INC.

Date: May 7, 2008	By:	/s/ A. Cameron Richardson
		Name:	A. Cameron Richardson
		Title:	President and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated May 6, 2008: Aurora Metals (BVI) Limited Continues to British Columbia and Changes Name